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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2005

                        CHINA FINANCE ONLINE CO. LIMITED

                 (Translation of registrant's name into English)

                         ROOM 610B, 6/F PING'AN MANSION
                             NO. 23 FINANCIAL STREET
                        XICHENG DISTRICT, BEIJING 100032
                                      CHINA
                                (86-10) 6621-0425

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      FORM 20-F [X]       FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         YES [ ]             NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): 82-_____________________.

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                        CHINA FINANCE ONLINE CO. LIMITED

                                    FORM 6-K

                                TABLE OF CONTENT

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Signature                                                       Page 3

Press release regarding China Finance Online Invests
  in Moloon International dated December 28, 2005               Page 4

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CHINA FINANCE ONLINE CO. LIMITED


                                    By:    /s/ Sam Qian
                                        ----------------------------------------
                                    Name:  Sam Qian
                                    Title: President and Chief Financial Officer


Date: December 28, 2005

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              CHINA FINANCE ONLINE INVESTS IN MOLOON INTERNATIONAL

     BEIJING, December 28/Xinhua-PRNewswire/ -- China Finance Online Co., Limited (Nasdaq: JRJC) ("CFO"), a leading Chinese online financial information and listed company data provider, today announced that it has purchased a minority interest in, and entered into a Strategic Cooperation Agreement with, Moloon International, Inc. ("Moloon"), a provider of mobile stream media technology and services located in Beijing, China.

     The two companies will work together to leverage their respective skills and expertise: CFO is a leader in providing online financial and listed company data and information in China; Moloon is a leader in mobile stream media technology in China, including technology permitting mobile phone users to receive live video broadcasts. Under the Strategic Cooperation Agreement, CFO and Moloon will work together to develop financial services products to be available to mobile phone users in China.

     "CFO is focused on providing China's leading online financial information and listed company data services," said Zhiwei Zhao, Chief Executive Officer of CFO. "We believe that Moloon's technology and capabilities, and their position as a leading mobile stream media technology services company in China, will enable both companies to develop and deliver expanded services to existing customers and to expand their respective customer bases."

     CFO also announced today that it has entered into a strategic cooperation agreement with China Asset Management Co, Ltd., a mutual fund management company in China ("CAM"). This agreement relates to the expansion of the customer base for CFO's "Tao of Wealth" service package, which to date has been downloaded over 230,000 times. Under this agreement with CAM, CFO will provide two million customized copies of Tao of Wealth to CAM, to be distributed by CAM to its mutual fund investors and subscribers.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online's historical and possible future losses, limited operating history, uncertain regulatory landscape in the People's Republic

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of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and the company's reliance on China Finance Online's reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online's annual report on Form 20-F for the year ended December 31, 2004, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


ABOUT CHINA FINANCE ONLINE CO. LIMITED

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, http://www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.



For further information please contact:

Jing Wu
China Finance Online Co. Limited
Tel: (+86-10) 6621-0425
Email: ir@jrj.com
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